Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2012	2011

Income before income taxes	$1,077	$969
Interest	96	96
Portion of rentals deemed to be interest	16	16

Income available for fixed charges	$1,189	$1,081

Fixed charges:
Interest	$96	$96
Portion of rentals deemed to be interest	16	16

Total fixed charges	112	112
Preferred stock dividend requirements	—	1

Total fixed charges and preferred stock dividend requirements	$112	$113

Ratio of earnings to fixed charges	10.59	9.64

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	10.59	9.57

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.